Exhibit 99.1

GDS Holdings Limited Announces Results of Annual General Meeting of Shareholders

Appoints Executive Committee Member

SHANGHAI, China, October 9, 2018 (GLOBE NEWSWIRE) — GDS Holdings Limited (“GDS Holdings” “GDS” or the “Company”) (NASDAQ: GDS), a leading developer and operator of high-performance data centers in China, today announced that it held its 2018 Annual General Meeting of Shareholders (“2018 AGM”) on October 9, 2018.  Each of the ordinary resolutions submitted to shareholder approval at the 2018 AGM has been approved.

Specifically, the shareholders of the Company passed ordinary resolutions approving:

1.  Re-election of Mr. Gary Wojtaszek as a director of the Company.

2.  Re-election of Mr. Lim Ah Doo as a director of the Company.

3.  Re-election of Mr. Chang Sun as a director of the Company.

4.  Election of Ms. Judy Qing Ye as a director of the Company.

5.  Confirmation of the appointment of KPMG Huazhen LLP as independent auditor of the Company for the fiscal year ending December 31, 2018.

6.  Authorization of the Board of Directors of the Company to approve allotment or issuance, in the 12-month period from the date of the 2018 AGM, of ordinary shares or other equity or equity-linked securities of the Company up to an aggregate twenty per cent. (20%) of its existing issued share capital of the Company at the date of the 2018 AGM, whether in a single transaction or a series of transactions (OTHER THAN any allotment or issues of shares on the exercise of any options that have been granted by the Company).

7.  Authorization of each of the directors and officers of the Company to take any and every action that might be necessary to effect the foregoing resolutions as such director or officer, in his or her absolute discretion, thinks fit.

Immediately pursuant to the ordinary resolutions passed by the shareholders of the Company at the 2018 AGM, the board of directors of the Company (the “Board”) appointed Ms. Judy Qing Ye, a director of the Board, to fill the executive committee position vacated by Dr. Peter Ping Hua, who retired from the Board.

Ms. Judy Qing Ye is the founding partner for Yimei Capital, a global alternative investment firm and has over 20 years of experience in investment. Prior to founding Yimei, Ms. Ye was the Head of Asia at EMA, a global private equity firm. Prior to EMA, Ms. Ye served as director of strategic investments at Hewlett-Packard Company. In her earlier career, Ms. Ye worked as M&A project manager at PepsiCo, New York. Ms. Ye is also the co-founder and managing partner of NE Social Impact Fund (NESIF), a dedicated social impact investing fund in China. Ms. Ye is also the council member of United Way Worldwide, a global non-profit charitable organization. Ms. Ye received her bachelor of arts degree from Peking University and earned her MA from Tufts University, MBA from the Wharton School at University of Pennsylvania.

“We want to express our gratitude to Peter for his years of service to the Board as a director and as an executive committee member.  Peter joined the Board in 2007. Over the last 11 years, he has freely drawn on his investment and operations experience with high growth companies to make meaningful contributions to our long-term growth and guide our trajectory. We wish him well in his future endeavors,” said Mr. William Huang, Chairman and Chief Executive Officer. “We would also like to warmly welcome Judy to the Board and executive committee and look forward to her contributions.”

About GDS Holdings Limited

GDS Holdings Limited (Nasdaq: GDS) is a leading developer and operator of high-performance data centers in China. The Company’s facilities are strategically located in China’s primary economic hubs where demand for high-performance data center services is concentrated. The Company’s data centers have large net floor area, high power capacity, density and efficiency, and multiple redundancy across all critical systems. GDS is carrier and cloud neutral, which enables customers to connect directly to all major PRC telecommunications carriers and to the largest PRC and global cloud service providers hosted by GDS in many of its facilities. The Company has a 17-year track record of service delivery, successfully fulfilling the requirements of some of the largest and most demanding customers for outsourced data center services in China. The Company’s base of customers consists predominantly of hyper-scale cloud service providers, large internet companies, financial institutions, telecommunications and IT service providers, and large domestic private sector and multinational corporations.

For investor and media inquiries, please contact:

GDS Holdings Limited

Laura Chen

Phone: +86 (21) 2033-0295

Email: ir@gds-services.com

The Piacente Group, Inc.

Brandi Piacente

Phone: +1 (212) 481-2050

Email: GDS@tpg-ir.com

Ross Warner

Phone: +86 (10) 5730-6201

Email: GDS@tpg-ir.com

GDS Holdings Limited